EXHIBIT 99.1

Electrovaya Announces Date for Q4 FY-2023 and FY-2023 Financial Results and Conference Call

TORONTO, ON / ACCESSWIRE / January 2, 2024 / Electrovaya Inc. (Nasdaq:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its fourth quarter and fiscal year ending September 30, 2023 (Q4 FY2023" & "FY 2023", respectively) financial results, after market close on Tuesday, January 2, 2024. This will be followed by a conference call at 8:00 a.m. EST on Wednesday, January 3, 2024 presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update. The conference call details will be included in the Q4 FY2023 & FY2023 financial results press release.

Conference Call & Webcast details:

•	Date: Wednesday, January 3rd, 2024
•	Time: 8:00 am. Eastern Standard Time (EST)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 193374
•	Webcast: https://www.webcaster4.com/Webcast/Page/2975/49582

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on January 3, 2024 through January 17, 2024. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay access ID is 49582.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.